EXHIBIT 3.2

ARTICLE IX

FAIR PRICE

SECTION 9.1. Fair Price Requirements. All of the requirements of Article 11, Part 2, of the Georgia Business Corporation Code (included in Sections 14-2-1110 through 14-2-1113 and any successor provisions), as amended from time to time, are applicable to the corporation.